UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Castleguard Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

148552102

(CUSIP Number)

January 8, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

CUSIP No.: 148552102
1. NAME OF REPORTING PERSON	Bob G. Honea
2. CHECK THE APPROPRIATE BOX IF A	(a)
MEMBER OF A GROUP	(b)
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. SOLE VOTING POWER	1,420,000
6. SHARED VOTING POWER	-0-
7. SOLE DISPOSITIVE POWER	1,420,000
8. SHARED DISPOSITIVE POWER	-0-
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,420,000
10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	Not applicable
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.41%
12. TYPE OF REPORTING PERSON	IN
Item 1.

(a) Castleguard Energy, Inc.
4625 Greenville Ave.
Suite 203
Dallas, Texas 75206

Item 2.

(b) Bob G. Honea
4625 Greenville Ave.
Suite 203
Dallas, Texas 75206
(c) U.S.A.
(d) Common Stock, par value $.001
(e) N/A

Item 3.

Not applicable.

Item 4. Ownership.

(a) Amount Beneficially owned: 1,420,000
(b) Percent of Class: 8.41
(c) Number of shares as to which undersigned has:

(i) Sole power to vote or direct the vote:
1,420,000
(ii) Shared power to vote or direct the vote:
-0-
(iii) Sole power to dispose or to direct the disposition:
1,420,000
(iv) Shared power to dispose or to direct the disposition:
-0-

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2001

Date

                                                                                /s/ Bob G. Honea

                                                                                        Bob G. Honea